EXHIBIT 99.2

Management’s Discussion and Analysis

In respect to the period ended September 30, 2008

Dated: November 6, 2008

Introduction

This Management’s Discussion and Analysis (“MD&A”) focuses upon the activities, results of operations, and liquidity, financial condition and capital resources of Quaterra Resources Inc. (the “Company” or “Quaterra”) for the period January 1, 2008 to September 30, 2008. In order to better understand the MD&A, it should be read in conjunction with the unaudited financial statements and notes thereto for the nine months ended September 30, 2008, as well as the audited financial statements and notes thereto and the MD&A for the year ended December 31, 2007.

The financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant accounting policies are outlined in Note 2 to the Company’s financial statements for the year ended December 31, 2007 and period ended September 30, 2008. These principles conform in all material respects with generally accepted accounting principles in the United States, except as disclosed in Note 12 to the financial statements.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. These are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Additional information

Additional information about the Company is available under the Company’s profile on SEDAR at www.sedar.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov . Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer, and Mr. Eugene Spiering, Vice President Exploration of the Company are the qualified persons responsible for the preparation of the technical information included in this MD&A.

Overview

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. It is currently exploring for copper, uranium, molybdenum, and precious metals in the United States and Mexico. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

Overall Performance

Corporate

On February 2, 2008, Tracy Stevenson was appointed Chairman of the Company’s Board of Directors, adding additional depth at the executive level.

On February 29, 2008, the Company announced its common shares had been approved for listing on the American Stock Exchange (AMEX) and its common shares began to trade on Monday March 3, 2008 under the symbol QMM.

On April 16, 2008, the Company closed a non-brokered private placement with issuance of 3,482,500 units for gross proceeds of US$11,144,000. Each unit includes one common share and one half share purchase warrant, with one full warrant exercisable to purchase one additional common share at US$4.20 per share expiring on October 17, 2009. Proceeds of the private placement have been used primarily to fund exploration and drilling programs at the MacArthur copper project in Nevada, uranium pipe targets on the Arizona Strip, and general corporate purposes.

On October 28, 2008, the Company announced that it was seeking TSX Venture Exchange (“Exchange”) approval for a non-brokered private placement of up to US$5,000,000 by way of Non-Transferrable Convertible Promissory Notes (“Notes”) in the ratio of US$0.60 of Note equals one unit where one unit is equal to one common share and one full warrant to buy one common share. The Notes will have a term of two years from the date of issuance unless previously converted or redeemed and will bear interest at a rate of 10% per annum payable at maturity or upon conversion or redemption. If the Company’s common shares shall have achieved or exceeded a closing price of US$0.75 for 10 consecutive trading days after the first four months of the issuance, the Notes outstanding shall automatically be deemed to have been redeemed and converted into units in the ratio of US$0.60. Any interest payable will be converted into common shares of the Company at the market rate on the date of conversion.

Exploration

On January 31, 2008, the Company announced drilling at its 100%-owned MacArthur project near Yerington, Nevada, had expanded and partially delineated a broad zone of acid-soluble copper mineralization beneath, south and to the north and northwest of the historic MacArthur copper oxide deposit.

On March 11, 2008, drill results from the Company’s Nieves property in Zacatecas, Mexico were announced. The program was successful in extending the Concordia high grade silver vein mineralization and intersected significant new mineralization in the adjacent Arroyo fault, which may be a new mineralized structure or may host the faulted extension of the Concordia vein.

On April 8, 2008, the Company announced the discovery of a blind uranium pipe, the first new discovery on the Arizona Strip in 18 years.

On May 12, 2008, the Company announced that drilling at Crestones and Mirasol in Durango had not intersected significant mineralization but that mapping has identified a prospective epithermal gold-silver target at Americas, also in Durango.

On June 24, 2008 the Company announced the discovery of a new breccia pipe with high-grade uranium mineralization on the second VTEM geophysical anomaly tested by drilling on the Company’s Arizona Strip Project.

On July 22, 2008, the Company acquired Cave Peak molybdenum prospect covering three breccia pipes, one of which contains significant molybdenum mineralization.

On August 6, 2008, the Company announced that it had extended the zone of primary copper mineralization in the Gallagher area west of the MacArthur pit with drill results for two core holes and 15 reverse circulation holes at its 100%-owned MacArthur project near Yerington, Nevada. A further two RC holes located 1,500 feet north of the MacArthur pit intersected strong secondary copper mineralization adding further definition to a northern east-west section.

On September 30, 2008 the Company announced completion of a joint venture agreement with EXMIN Resources Inc. on its East Durango concession which abuts and is directly north of Quaterra’s Mirasol-Las Americas property.

In two releases dated September 10, 2008 and October 7, 2008 the company announced that a 24 hole core drilling program totaling 6,173 meters, completed from May to August 2008, at its Nieves Property was successful in defining both high-grade vein and potential bulk-mineable silver mineralization along a 400 meter section of the Concordia vein.

Update on Mineral Properties

i)	Uranium Project – Arizona, Utah and Wyoming

Quaterra drilled approximately 16,500 feet in 21 holes on the Arizona Strip Project during the third quarter 2008. Two drill rigs have been dedicated to exploring VTEM geophysical anomalies in the search for breccia pipe uranium deposits. Down-hole time domain electromagnetic (TEM) surveys are being conducted on the deep holes to locate pyrite caps and position additional holes to identify uranium mineralization at depth.

The A-18 target, located midway between and about half a mile from Quaterra’s mineralized Ollie and A20 pipes, is in an ideal position for a single development to access all three targets. To date, five deep and two shallow holes have been completed that define a 40-foot-deep structural depression at the upper Fossil Mountain horizon. The deep holes have encountered up to eight feet of altered Hermit shale and a strongly altered section of Coconino sandstone that are indicative of close proximity to a pipe throat.

Drilling at the A51 target, located 1.5 miles west of the Company’s A1 discovery (news release of April 8, 2008), has provided similar encouragement. A total of five shallow holes and two deep holes have defined a 60-foot-deep structure at the upper Fossil Mountain horizon and more than 20 feet of alteration in the Hermit shale. The holes are believed to have encountered the outer margins of a breccia pipe structure. While waiting to complete a down-hole survey, one rig was moved to the Ollie prospect to re-enter and probe an old hole drilled by Energy Fuels Nuclear in 1990. The probe identified an intercept in hole JH2618-04 of 52.5 feet averaging 0.24% eU3O8 at a depth of 1,342.5 feet, including 27.0 feet averaging 0.36% eU3O8 at a depth of 1,359.5 feet. A down-hole TEM survey (using technology that was nonexistent during the EFN program) identified a significant anomaly to the south of the drilled area which suggests that a large section of the Ollie pipe may remain untested. Down-hole TEM has proved exceptionally valuable in locating the pyrite caps and providing information to target additional drill holes.

Acquisition costs incurred to September 30, 2008 were $3,526,089 and exploration expenditures were $6,064,565 for a total of $9,590,654. Acquisition costs incurred to December 31, 2007 were $2,956,192 and exploration expenditures were $3,519,528 for a total of $6,475,720.

ii)	MacArthur Property – Nevada

Two rigs completed approximately 13,000 feet of reverse circulation drilling in 23 holes on the Company’s MacArthur copper project during the third quarter 2008. The zone of acid-soluble copper mineralization continues to be extended to the northeast. Mineralization remains open for additional extension to the north, south and in an undrilled 2,000 foot by 1,500 foot area west of the pit.

Quaterra has retained Tetra Teck Inc. of Denver, Colorado, to complete a NI43-101 compliant technical report and resource estimate for the MacArthur project. The study is in progress and is expected to be completed before the end of this year.

Acquisition costs incurred to September 30, 2008 were $812,380 and exploration expenditures were $6,648,713 for a total of $7,461,093. Acquisition costs incurred to December 31, 2007 were $525,713 and exploration expenditures were $2,407,015 for a total of $2,932,728. A payment of $350,000 for the purchase of the PIT claims will be deducted from the final payment due to North Exploration LLC for the McArthur properties.

iii)	Alaskan Properties

Alaskan properties include Duke Island, Herbert Glacier, and Big Bar located in Alaska, United States.

The Company has completed a surface gravity and natural source audio- magneto telluric (NSAMT) survey for better definition of specific drill targets at Duke Island. Processing and inversions of the NSAMT data is in progress. The gravity data is being merged with earlier surveys to define gradients related to the conductors identified by the airborne EM survey. The targets defined by geophysics at Duke Island are not expected to be tested by drilling before the field season of 2009.

Acquisition costs incurred to September 30, 2008 were $258,919 and exploration expenditures were $3,071,811 for a total of $3,330,730. Acquisition costs incurred to December 31, 2007 were $206,976 and exploration expenditures were $2,576,899 for a total of $2,783,875.

iv)	Nieves Property – Mexico

2008 Program

A 24 hole core drilling program totaling 6,173 meters, completed from May to August 2008, was successful in defining both high-grade vein and potential bulk-mineable silver mineralization along the Concordia vein over a horizontal distance of 400 meters, a depth of 150-200 meters and an average true thickness of 40 meters.

These holes, in combination with previous holes completed by the joint venture, provide approximately 50 meter drill coverage both along strike and down dip on a 400 meter section of the Concordia vein. True thicknesses are about 80% of intercept widths reported.

Results: All holes contain significant mineralization except QTA-60, which was drilled almost parallel to the Concordia vein to test a secondary target. Hole QTA-65, drilled 50 meters east and 50 vertical meters above hole QTA-48 (47.48 meters averaging 142 g/t silver, including a 4.67 meter interval with 777 g/t silver), intersected 42.35 meters beginning at 62 meters averaging149 g/t silver, including 4.12 meters averaging 743 g/t silver. Hole QTA-74, drilled 50 meters east and about 100 vertical meters below the QTA-55 intercept, cut 38.00 meters averaging 157 g/t silver, including a 3.9 meter intercept averaging 581 g/t silver. Three holes (QTA-70, QTA 71 and QTA-59), drilled at successively deeper 50 meter intervals below QTA-55, all intersected thick intervals of mineralization:

•	QTA-70. 97.9 meters averaging 59 g/t silver, including 2 meters averaging 800 g/t (23.4 oz/ton) silver.
•	QTA-71. 51.6 meters averaging 45 g/t silver and 19.5 meters averaging 138 g/t silver, including 4.16 meters averaging 407 g/t (11.9 oz/ton) silver.
•	QTA-59. 57.0 meters averaging 135 g/t silver, including 2.4 meters averaging 613 g/t (17.9 oz/ton) silver.

Three other holes suggest additional potential adjacent to areas of grid drilling:

•

Hole QTA-80. Two separate intervals (13.50 meters of 254 g/t silver and 13.58 meters of 213 g/t silver) which include narrower high grade intervals (1.64 meters of 1,065 g/t silver and 4.00 meters of 580 g/t silver. Hole QTA-80, in combination with hole QTA-19 (1.5 meters of 4,020 g/t silver approximately 200 meters to the west), points to attractive high-grade silver potential along this portion of the Concordia vein.

•

Hole QTA-76. 114.2 meters averaging 48 g/t silver, including 1.7 meters averaging 634 g/t silver. This intercept, together with thick sections of similar grade intersected in QTA-75 and QTA-77, suggests additional potential deepening to the east.

•

Hole QTA-82. All of the reported intercepts, including 1.6 meters averaging 537 g/t silver, occur north of the Concordia vein and most likely are related to a separate and parallel vein system 300 to 400 meters north of the Concordia vein near San Gregorio Hill which has not been systematically drilled. The deep, low grade intercept in hole QTA-73 also could be part of this potential new vein system.

The Concordia vein system represents a series of sub-parallel veins and veinlets that have been defined by mapping and drilling over a strike length of 1,100 meters. The 2007-2008 grid-drilling program tested only a 400 meter portion of the vein, which remains open to both the east and west.

Future plans

Data is currently being analyzed and modeled as part of an updated NI43-101 report by Caracle Creek International Consulting Inc. which will include a resource estimate for the area of grid-drilling completed to date. The resource estimate is expected to be completed before the end of this year. The resource estimate, mineralization model and recommendations for further work will guide 2009 activities by the joint venture at Nieves.

As at September 30, 2008, the Company had incurred $1,355,076 for acquisition costs and $3,560,417 ($1,655,867 net of recovery) for exploration expenditures giving a total of $4,915,493 in gross costs on the Nieves property, or $3,010,943 net of the recovery of $1,904,550 (US $1.5 million) from Blackberry. Acquisition costs incurred to December 31, 2007 were $1,302,933 and exploration expenditures were $3,007,506 for a total of $4,310,439, or $2,405,889 net of recovery of $1,904,550 from Blackberry.

v)	Yerington – Nevada

On May 1, 2007, Quaterra received the approval of the appropriate U.S. court to the acquisition by a subsidiary of Quaterra of all Arimetco assets in the Yerington Mining District. Assuming successful completion of due diligence, the Company plans to explore the property as part of its ongoing exploration drilling program at MacArthur.

The Company’s review of the Arimetco assets in the Yerington Mining District has progressed slowly but steadily. The Chambers Group Inc. and Golder Associates Inc. completed a Phase I Environmental Site Assessment Report (ESA) in April 2008 as part of the Company’s due diligence. The purpose of this Phase I ESA is to identify conditions indicative of releases or threatened releases of hazardous substances so that the Company may establish liability protection as a bona fide prospective purchaser. This report is essential to obtain requested environmental protections for past mining-related activities.

The original 180-day review period which began on July 13, 2007 was extended for an additional 120 day period to February 16, 2009.

Acquisition costs incurred to September 30, 2008 were $1,160,563 and exploration expenditures were $666,344 for a total of $1,826,907. Acquisition costs incurred to December 31, 2007 were $970,978 and exploration expenditures were $285,100 for a total of $1,256,078.

vi)	Mirasol – Las Americas – Mexico

2008 exploration plan: A 5-hole, 2,500 meter core drilling program began on September 29, 2008 at the Company’s 100%-owned Las Americas project. The exploration target is a sheeted quartz vein stockwork that outcrops over a 1,000 x 500 meter area that is an erosional window surrounded by post- mineral cover. Individual veins are up to eight meters thick. Outcrop samples have yielded numerous anomalous to ore-grade gold and silver assays. As of October 16, 2008, 2 holes totaling 1.114 meters have been completed.

The Company and EXMIN Resources Inc. have also completed a joint venture agreement allowing Quaterra to earn a 75%-interest in EXMIN’s East Durango Property, Mexico.

The East Durango property consists of the 11,181-hectare Tecolote concession which is 100%-owned by EXMIN’s Mexico subsidiary, EXMIN SA de CV. EXMIN’s Tecolote concession abuts and is directly north of Quaterra’s Mirasol-Americas projects. Under the terms of the agreement, Quaterra can earn a 75% interest in the East Durango property by spending $500,000 in exploration plus annual property payments to EXMIN that total $100,000 over a four-year period.

Quaterra’s Mirasol and Americas projects are located in the Municipality of Simon Bolivar, Durango, Mexico roughly halfway between the cities of Durango and Torreon in the central part of the Mexico Silver Belt or Faja de Plata. The two projects consist of 13 exploration concessions that total 82,926 hectares (320.18 square miles) and are 100%-owned by Quaterra Resources, Inc., through its Mexican subsidiary Agua Tierra SA de CV. The Americas project abuts Hecla Mining’s San Sebastian Project to the west.

Acquisition costs incurred to September 30, 2008 were $345,896 and exploration expenditures were $1,128,190 for a total of $1,474,086. Acquisition costs incurred to December 31, 2007 were $314,742 and exploration expenditures were $367,322 for a total of $682,064.

vii)	Los Crestones Project – Mexico

Exploration at Crestones is complicated by the fact that a series of listric faults have offset the entire hydrothermal system to the northeast for an undetermined distance. Possible additional exploration is dependent on receiving title to two adjacent claims at Inde. When this happens, the area will be mapped. If the mapping yields encouraging result, an IP survey may be carried out in the alluvium filled valley between Crestones and Inde to look for the downward continuation of Crestones mineral system.

Acquisition costs incurred to September 30, 2008 were $84,198 and exploration expenditures were $1,391,523 for a total of $1,477,721. Acquisition costs incurred to December 31, 2007 were $78,079 and exploration expenditures were $1,368,426 for a total of $1,446,523.

viii)	Other Properties

Other properties of the Company include various properties in the USA, and Mexico. See Note 5 in the consolidated financial statements dated September 30, 2008.

Mineral Property Expenditure

During the nine months ended September 30, 2008, the Company incurred $10,580,574 on mineral property expenditures. The total mineral properties expenditure was allocated as follows; 42.8% on MacArthur, 29.4% on Uranium properties, 7.5% on Mirasol and Americas, 5.7 on Nieves, 5.4% on Yerington, 5.2% on the Alaskan properties (Duke Island), 3.7% on other properties, and 0.3% on Los Crestones.

Information on all mineral property expenses by property can be found in Note 5 of the unaudited consolidated financial statements dated September 30, 2008.

The deferred mineral property costs as at September 30, 2008 were as follows:

All Mineral Properties	Balance	Additions			Change during	Total
	31–Dec–07	Q1	Q2	Q3	the Period	30–Sep–08
	$	$	$	$	$	$
Summary by Expenditure
Total acquisitions	7,837,438	392,510	293,899	751,273	1,437,682	9,275,120
Total exploration	13,621,818	2,678,831	3,203,077	3,260,984	9,142,892	22,764,710
Less: cost recovery, Nieves	(1,904,550)	–	–	–	–	(1,904,550)
Total	19,554,706	3,071,341	3,496,976	4,012,257	10,580,574	30,135,280

Summary by Property
Nieves, net of cost recovery	2,405,889	36,893	230,676	337,485	605,054	3,010,943
Los Crestones	1,446,523	18,471	7,453	3,274	29,198	1,475,721
Mirasol–Americas	682,064	423,422	150,357	218,243	792,022	1,474,086
MacArthur copper	2,932,728	1,247,014	1,844,006	1,437,345	4,528,365	7,461,093
Yerington copper	1,256,078	282,002	210,472	78,355	570,829	1,826,907
Uranium properties	6,475,720	674,390	871,984	1,568,560	3,114,934	9,590,654
Alaskan properties	2,783,875	185,598	92,811	268,446	546,855	3,330,730
Other properties	1,571,829	203,551	89,217	100,549	393,317	1,965,146
Total	19,554,706	3,071,341	3,496,976	4,012,257	10,580,574	30,135,280

All Mineral Properties	Balance	Additions				Change during	Total
	31–Dec–06	Q1	Q2	Q3	Q4	the Period	31–Dec–07
	$	$	$	$	$	$	$
Summary by Expenditure
Total acquisitions	3,197,586	1,041,068	301,97	2,332,471	964,342	4,639,852	7,837,438
Total exploration	6,562,796	1,043,512	1,885,96	1,721,933	2,407,616	7,059,022	13,621,818
Less: cost recovery, Nieves	(1,904,550)	–	–	–	–	–	(1,904,550)
Total	7,855,832	2,084,580	2,187,932	4,054,404	3,371,958	11,698,874	19,554,706

Summary by Property
Nieves, net of cost recovery	1,900,755	17,112	14,846	88,202	384,974	505,134	2,405,889
Los Crestones	534,286	238,345	238,812	348,014	87,066	912,237	1,446,523
Mirasol–Americas	239,602	70,889	113,512	105,392	152,669	442,462	682,064
MacArthur copper	250,915	236,526	589,274	714,749	1,141,264	2,681,813	2,932,728
Yerington copper	–	12,306	143,512	778,326	321,934	1,256,078	1,256,078
Uranium properties	2,205,297	1,351,275	976,688	1,472,795	469,665	4,270,423	6,475,720
Alaskan properties	2,650,226	3,083	13,877	32,028	84,661	133,649	2,783,875
Other properties	74,751	155,044	97,411	514,898	729,725	1,497,078	1,571,829
Total	7,855,832	2,084,580	2,187,932	4,054,404	3,371,958	11,698,874	19,554,706

Review of Financial Results

This review of the results of operations should be read in conjunction with the unaudited financial statements of the Company for the nine months ended September 30, 2008 and other public disclosure documents of the Company.

For the nine months ended September 30, 2008, the Company had a net loss of $5,072,084 compared to a net loss of $8,261,466 for the period ended September 30, 2007. The decreased loss in the 2008 period was mainly attributable to the decreased stock-based compensation expense of $2,428,555 in 2008 compared $6,123,013 in 2007.

Exploration Costs

The exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties. The Company incurred $455,274 in exploration to September 30, 2008 compared to $197,885 to September 30, 2007 resulting from an increase in the consideration of potential properties in Mexico.

General Administrative Expenses

General administrative expenses include overhead associated with administering and financing the Company’s exploration activities.

General administrative expenses were $2,675,366 (excluding stock based compensation and amortization), an increase of $1,292,330 compared to $1,383,036 in 2007. The higher costs resulted from the increased support required for advancing MacArthur and Uranium mineral properties including the retention of additional personnel, the rising regulatory costs associated with increased regulatory requirements in Canada and the United States, and general and administration expenditures to support the Company’s expanded operations. The increased costs are outline as follows:

i)

Administration and office general expenses: increased by $351,989 from $228,616 in 2007 to $580,605 in 2008 resulting from expanded supporting activities in US subsidiaries including office space, computer expense, increased Director’s and Officers’ insurance coverage, and higher consumption of office supplies;

ii)	Consulting fess: increased by $311,355 from $227,842 in 2007 to $539,197 in 2008 resulting from
	a.	the contracting of consultants in respect to compliance with the Sarbanes-Oxley Act (“SOX”) of the United States, with which the Company must be compliant commencing in fiscal 2009;
	b.	payments of consultants for exploration purposes; and
	c.	increased charges by a related party for corporate secretarial services.
iii)

Professional fees and regulatory fees: increased by $342,807 from $195,078 in 2007 to $537,885 in 2008 resulting from added personnel and increased accounting services charged by related party, and increased legal & filing fees to support US regulatory filings.

iv)	Salaries and benefits: increased by $154,004 from $172,042 in 2007 to $326,046 in 2008 resulting from added personnel in the US subsidiary and increased benefit coverage for US employees.
v)	The increases were partially offset by reduced travel expenses.

Other and Non-Cash Items

i.

Foreign exchange: the Company reported a net foreign exchange gain of $432,518 in 2008 compared to a foreign exchange loss of $733,832 in 2007. The increase is mainly due to the restatement of the US dollar balances which were converted to Canadian dollars at a higher exchange rate of 1.0642 on September 30, 2008 compare to 0.982 on December 31, 2007.

ii.	Interest income: reduced by $154,160 from $207,329 in 2007 to $53,169 in 2008. This is due to considerably larger cash amounts being held in fixed term deposits in 2007.
iii.	The Company charges 10% administration fee on its Nieves Joint Venture partner’s shared exploration costs. $58,971 joint venture administration fee was billed for 2008.
iv.

Stock based compensation: decreased by $3,694,458 from $6,123,031 in 2007 to $2,428,555 in 2008. This is due to a higher volatility assumption of 151.79% in 2007 (85.79% - 2008) being used in the Black- Scholes option pricing model.

v.	Amortization: increased by $26,518 from $31,029 for 2007 to $57,547 for 2008. This is due to the purchase of computers and vehicles held in a subsidiary.

Quarterly Results

The following financial data was derived from the Company’s consolidated financial statements for the current and eight previous quarters:

	Sept 30,	Jun 30,	Mar 31	Dec 31	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,
	2008	2008	2008	2007	2007	2007	2007	2006	2006
	$	$	$	$	$	$	$	$	$
Operating expenses	847,581	1,063,668	1,231,182	676,059	405,391	549,223	459,451	211,786	202,843
Interest earned	(17,572)	(24,949)	(10,648)	(41,355)	(54,205)	(62,770)	(90,354)	(30,060)	(26,277)
Other income	(33,570)	(22,245)	(3,156)	(47,859)	–	–	–	–	–
Foreign exchange	(432,199)	164,454	(164,773)	44,294	242,974	413,887	76,971	(115,647)	29,136
General exploration	267,439	119,846	67,989	31,449	67,843	57,241	72,801	78,640	53,067
Loss	631,679	1,300,774	711,076	662,588	662,003	957,581	518,869	144,719	258,769
Stock–based compensation	305,942	1,713,095	409,518	(1,620,850)	5,834,303	15,555	273,155	880,374	1,982,373
Write off	–	–	–	–	–	–	–	6,063	(6,761)
Net Loss (gain)	937,621	3,013,869	1,120,594	(958,262)	6,496,306	973,136	792,024	1,031,156	2,234,381
Basic loss (gain) per share	0.01	0.03	0.01	(0.01)	0.08	0.01	0.01	0.01	0.03

Related Party Information

The Company is party to an agreement dated March 27, 2006 with Atherton Enterprises Ltd. (“Atherton”), which was amended in July 2008, to provide the services of Scott Hean as Chief Financial Officer.

Manex Resource Group (“Manex”), a private company controlled by a director of the Company provided comprehensive management, administration, equipped office space and corporate development services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and Manex, which management believes was reasonable and cost-effective under the circumstances. Please see financial statements Note 7 for more detailed information.

Financial Conditions, Liquidity and Capital Resources

The Company has limited financial resources and finances its operations by raising capital in the equity markets. The Company will need to rely on the sale of such securities and/or enter into joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

The Company had a working capital balance of $276,404 as at September 30, 2008, compared to a working capital balance of $2,866,527 as at December 31, 2007 and $6,250,880 as at September 30, 2007. During the nine months ended September 30, 2008, the Company raised $555,990 through the exercise of stock options and received gross proceeds of US$11,144,000 from its non-brokered private placement.

The Company spent $2,914,580 ($2,353,899 – 2007) in operations in 2008, purchased an additional $105,595 ($121,761 – 2007) in office equipment, $120,302 ($49,393 – 2007) in reclamation bonds and spent $10,538,816 ($6,878,763 – 2007) on mineral properties.

The Company’s cash and cash equivalent as at September 30, 2008 was $609,674 compared with $3,389,900 as of December 31, 2007 and $6,108,486 as of September 30, 2007. The Company had $1,416,988 of current liabilities compared with $1,436,220 as of December 31, 2007 and $357,890 as of September 30, 2007. The increase is the result of higher drilling expenditures during 2008.

Commitments and Contingents

As at November 6, 2008, the Company has the following contractual obligations:

					More than 5
	Total	Less than 1 year	1–3 years	3–5 years	years
Mineral properties (1)	$11,746,639	$236,252	$6,008,473	$3,362,872	$2,139,042
Operating Lease (2)	11,400	11,400	–	–	–
Service agreement (3)	675,000	87,000	504,000	84,000	–
Total	$12,433,039	$334,652	$6,512,473	$3,446,872	$2,139,042

1)

The Company is required to make option payments and other expenditure commitments to maintain the properties and earn its interest. Details of the mineral properties obligations were described in Note 5 of the audited financial statements as at December 31, 2007.

2)	The Company has commitments for two operating leases on a year to year basis for office space in Yerington, Nevada, and Kanab, Utah, in the United States for a combined monthly lease of US$3,800.
3)	During 2007, the Company entered into a service agreement, expiring June 30, 2010, for its Vancouver office space, administration, and corporate development at a monthly fee of $14,000.
4)

In 2007, the Company engaged a consulting firm to provide financial and advisory services to the Company at a monthly rate of $15,000 of which $7,500 is to be paid in cash and the balance $7,500 is payable in common shares of the Company subject to regulatory approval. The agreement will expire in January 2009.

In September 2008, three environmental groups filed a lawsuit against the U.S. Secretary of Interior, the U.S. Department of Interior and U.S. Bureau of Land Management for authorizing uranium exploration on one million acres of public land near Grand Canyon. If successful, this legal action could affect the Company’s rights to explore and develop its uranium claims on Arizona Strip and the economic viability of the Company’s Arizona uranium project. The Company believes the lawsuit is without legal merit and is taking actions to protect its interests.

Outstanding Shares, Stock Options and Share Purchase Warrants

As at November 6, 2008, 87,416,817 common shares were issued and outstanding, 1,741,250 warrants were outstanding at an exercise price of US$4.20 expiring October 17, 2009. 7,205,500 stock options were outstanding of which 5,903,000 were fully vested.

Financial Instruments

The carrying values of cash and cash equivalents, receivables, accounts payable and accrued liabilities, related parties’ accounts payable, and promissory note approximate their fair values because of the short–term maturity of these financial instruments.

Off Balance Sheet

The Company did not enter into any off balance sheet transactions or commitments as defined by National Instrument 51 - 102.

Management’s Responsibility for Financial Information

Preparing financial statements requires management to make estimates and assumptions that affect the reported results. The estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Critical accounting policies were disclosed in the annual audited financial statements.

Consistent with accepted policies of the Canadian junior mining industry, the Company capitalizes exploration expenditures. This decision, and the timing of the possible recognition of impairment in the mineral property value, can materially affect the reported earnings of the Company.

Management has prepared the information and representations in this quarterly financial report. The financial statements have been prepared to conform to generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this report is consistent with the data presented in the financial statements.

The Company maintains adequate systems of internal accounting and administrative controls. These systems were designed to provide reasonable assurance that relevant and reliable financial information is produced. The independent auditors have the responsibility of auditing the annual financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors, who meet at least quarterly with management and, at least annually with the external auditors to review accounting, internal control, financial reporting, and audit matters.

Certification of Interim Filing

Based on their knowledge, the President and Chief Financial Officer of the Company have reviewed the interim filing and certified that the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows. The President and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Company, and they believe:

(i)

the disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiary, are made known to them, particularly during the period in which the interim filings are being prepared; and

(ii)

the internal control over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Canadian generally accepted accounting principles.

Due to the small size of the Company, there is a lack of segregation of duties which is an internal control weakness. Management mitigates this risk through direct involvement of senior management in day-to-day operations. It is unlikely that this weakness can be properly addressed until the Company grows to a significant size. During the period ended September 30, 2008, no changes occurred in the Company’s internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Changes in Accounting Policies and Recent Accounting Pronouncements

The accounting policies outlined in Note 2 of the Company’s audited financial statements for the year ended December 31, 2007, have been applied consistently for the nine months ended September 30, 2008, with the exception of the initial adoption of new accounting standards as described below.

On January 1, 2008, the Company adopted the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook: Section 1535, “Capital Disclosures” and Section 3862, “Financial Instruments – Disclosure.” These new accounting standards provide the quantitative and qualitative information in the financial statements to enable users to evaluate i) the significance of financial instruments to the Company’s financial position and performance, and ii) the nature and extent of risks arising from the financial instruments to which the Company is exposed as well as management’s objectives, policies and procedures for managing such risks. Additional information on the adoption of these accounting standards can be found in Note 2 to the unaudited financial statements as of September 30, 2008.

Risks and Uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not hold any known mineral reserves of any kind and does not generate any revenues from production. The Company’s success will depend largely upon its ability to locate commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to obtain required permits and construct mining and processing facilities. Because of these uncertainties, no assurance can be given that the exploration programs will result in the establishment or expansion of resources or reserves or the ultimate development of mining operations.

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders. Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

The ability to attract capital to the Company is dependent on commodity prices. Commodity prices fluctuate on a daily basis and they are affected by a number of factors beyond the control of the Company. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped properties. The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

Forward-Looking Statements

Some of the statements contained in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”,

“may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as; changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce;, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this MD&A.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities.